UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2023

Patterson-UTI Energy, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-39270	75-2504748
(State or Other Jurisdiction of Incorporation )	(Commission File Number)	(IRS Employer Identification No.)

10713 W. Sam Houston Pkwy N.,
Suite 800, Houston, Texas	77064
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 281-765-7100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PTEN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On July 3, 2023, Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), PJ Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub I”), and PJ Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BEP Diamond Holdings Corp., a Delaware corporation (“Ulterra”), which indirectly owns all of the outstanding equity interests of Ulterra Drilling Technologies, L.P., and BEP Diamond Topco L.P., a Delaware limited partnership, as sole stockholder of Ulterra (the “Stockholder”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub I will merge with and into Ulterra, with Ulterra continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”), and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (such merger, together with the First Company Merger, the “Mergers”). Upon consummation of the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”), Ulterra will be a wholly owned subsidiary of Patterson-UTI.

Under the terms and conditions of the Merger Agreement, the aggregate initial consideration to be paid by Patterson-UTI to the Stockholder in the Transactions consists of 34,900,000 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI Common Stock”, and such shares, the “Shares”) and an amount of cash equal to $370,000,000 (such cash consideration, together with the Shares, the “Closing Consideration”), subject to customary purchase price adjustments set forth in the Merger Agreement relating to cash, net working capital, indebtedness and transaction expenses of Ulterra as of the closing of the Transactions (the “Closing”). In addition to the Closing Consideration, the Merger Agreement includes an earnout, providing that, if the trading price of Patterson-UTI Common Stock (determined by reference to the volume weighted average sales price per share calculated for the 30-trading day period ending with the last complete trading day prior to the Closing) is less than $10.90 per share, then the Stockholder may, subject to the terms and conditions of the Merger Agreement, be entitled to receive additional consideration based on the performance of Ulterra during 2024 in an aggregate amount up to $14,025,000.

The Closing is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) subject to specified materiality standards, the accuracy of the representations and warranties of each party, (ii) compliance by each other party in all material respects with their respective covenants, (iii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act having expired or been terminated, (iv) there being no law, injunction or order by a governmental body prohibiting the consummation of the Mergers, (v) there being no Material Adverse Effect (as defined in the Merger Agreement) with regard to Ulterra and (vi) the approval for listing of Patterson-UTI Common Stock to be issued in accordance with the terms of the Merger Agreement on the Nasdaq.

Patterson-UTI and Ulterra have made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to (i) the conduct of Ulterra’s businesses during the period between the execution of the Merger Agreement and closing of the Transactions and (ii) the efforts of the parties to cause the Mergers to be consummated and to obtain regulatory approvals or expiration or termination of applicable waiting periods. The Stockholder has agreed to indemnify Patterson-UTI for specified liabilities subject to the limitations set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for the benefit of each of Patterson-UTI and Ulterra, including, among others, the right to terminate the Merger Agreement in the event that (i) the Transactions have not been consummated on or before October 31, 2023 or (ii) under certain conditions, if there has been a breach of certain representations or warranties or a failure to perform any covenant by the other party.

In connection with the Closing, Patterson-UTI and the Stockholder will enter into a registration rights agreement with respect to the Shares.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters with respect to Patterson-UTI specifically disclosed in any reports filed by Patterson-UTI with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Patterson-UTI’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Patterson-UTI that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Patterson-UTI files with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K.

Item 3.02	Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in response to this Item 3.02. The issuance of the Shares will be completed in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(a)(2) thereof as a transaction by an issuer not involving any public offering.

Item 7.01	Regulation FD Disclosure.

On July 5, 2023, Patterson-UTI issued a press release announcing the Merger Agreement. A copy of the press release containing the announcement is furnished herewith as Exhibit 99.1 and incorporated by reference herein. In connection with the announcement of the Merger Agreement, Patterson-UTI sent a written communication to its employees, a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

On July 5, 2023, Patterson-UTI provided supplemental information regarding the Merger Agreement in an investor presentation published to its website. A copy of the investor presentation is furnished herewith as Exhibit 99.3 and incorporated by reference herein.

The information furnished pursuant to Item 7.01, including Exhibits 99.1, 99.2 and 99.3, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of these communications is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

On July 3, 2023, the Stockholder entered into a Support Agreement and Irrevocable Proxy (the “Support Agreement”) with NexTier Oilfield Solutions Inc. (“NexTier”). The Support Agreement includes covenants as to the voting of the Shares that are held by the Stockholder at the time of the special meeting of Patterson-UTI stockholders to consider matters with respect to the previously announced business combination between Patterson-UTI and NexTier (the “NexTier Merger”) in a manner to facilitate the consummation of the NexTier Merger. The Support Agreement also provides for a lockup on transfers of the Shares for a period ending on the earlier of 120 days following the Closing and the date that Patterson-UTI obtains the Patterson-UTI required vote of its stockholders with respect to the NexTier Merger.

Important Information for Stockholders

In connection with the NexTier Merger, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plans to file other relevant documents with the SEC regarding the NexTier Merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE NEXTIER MERGER. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the NexTier Merger. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the NexTier Merger when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the NexTier Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

2.1	Agreement and Plan of Merger, dated as of July 3, 2023, by and among Patterson-UTI Energy, Inc., PJ Merger Sub Inc., PJ Second Merger Sub LLC, BEP Diamond Holdings Corp. and BEP Diamond Topco L.P.

99.1	Press Release, dated July 5, 2023.

99.2	CEO Memo to Employees.

99.3	Investor Presentation, dated July 5, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2023

Patterson-UTI Energy, Inc.

	By:	/s/ C. Andrew Smith
	Name:	C. Andrew Smith
	Title:	Executive Vice President and Chief Financial Officer